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                                                     OMB Number:  3235-0145
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                                                     Expires:  August 31, 1999
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         ALTIGEN COMMUNICATIONS, INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  021489 10 9
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                                (CUSIP Number)

                               DECEMBER 31, 1999
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                   [_] Rule 13d-1(b)

                   [_] Rule 13d-1(c)

                   [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)
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CUSIP No.   021489 10 9
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Kenneth Tai
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)[_]
    (b)[X]
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3.  SEC Use Only
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4.  Citizenship or Place of Organization  Taiwan
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Number of Shares   5.   Sole Voting Power  4,745
Beneficially       ------------------------------------------------------------
Owned by Each      6.   Shared Voting Power  898,389
Reporting          ------------------------------------------------------------
Person With:       7.   Sole Dispositive Power  4,745
                   ------------------------------------------------------------
                   8.   Shared Dispositive Power  898,389
-------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          903,134

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Mr. Tai disclaims beneficial ownership of all of the shares (898,389 shares) held by the following entities, except to the extent of his partnership or corporate interest in each of them:
          InveStar Burgeon Venture Capital, Inc. (598,927 shares); InveStar Dayspring Venture Group, Inc. (99,821 shares); InveStar Excelsus Venture Capital (Int'l) Inc., LDC (99,821 shares); and Forefront Venture Partners, L.P. (99,820 shares).

    11.   Percent of Class Represented by Amount in Row (9)  6.7%
-------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions)  IN
-------------------------------------------------------------------------------
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CUSIP No.   021489 10 9
-------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).
          Herbert Chang
-------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)[_]
          (b)[X]
------------------------------------------------------------------------------
     3.   SEC Use Only
------------------------------------------------------------------------------
     4.   Citizenship or Place of Organization  Taiwan
------------------------------------------------------------------------------
Number of Shares    5.  Sole Voting Power  -0-
 Beneficially       ----------------------------------------------------------
 Owned by Each      6.   Shared Voting Power  898,389
 Reporting          ----------------------------------------------------------
 Person With:       7.   Sole Dispositive Power  -0-
                    ----------------------------------------------------------
                    8.   Shared Dispositive Power  898,389
------------------------------------------------------------------------------

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          898,389

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Mr. Chang disclaims beneficial ownership of all of the shares (898,389 shares) held by the following entities, except to the extent of his partnership or corporate interest in each of them:
          InveStar Burgeon Venture Capital, Inc. (598,927 shares); InveStar Dayspring Venture Group, Inc. (99,821 shares); InveStar Excelsus Venture Capital (Int'l) Inc., LDC (99,821 shares); and Forefront Venture Partners, L.P. (99,820 shares).

    11.   Percent of Class Represented by Amount in Row (9)  6.7%
------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions)  IN
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Item 1.
   (a)     Name of Issuer       ALTIGEN COMMUNICATIONS, INC.
   (b)     Address of Issuer's Principal Executive Offices
           47427 Fremont Blvd., Fremont, CA  94538

Item 2.
   (a)     Name of Person Filing      The persons listed in Exhibit A.

   (b) Address of Principal Business Office or, if none, Residence 1737 North First Street, Suite 650, San Jose, CA 95112

   (c)     Citizenship                      Taiwan

   (d)     Title of Class of Securities     Common Stock

   (e)     CUSIP Number                     021489 10 9

Item 3.
   Not applicable

Item 4.   Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)    Amount beneficially owned:  **

   (b)    Percent of class:           **

   (c)    Number of shares as to which the person has:

          (i)    Sole power to vote or to direct the vote.                 **

          (ii)   Shared power to vote or to direct the vote.               **

          (iii)  Sole power to dispose or to direct the disposition of .   **

          (iv)   Shared power to dispose or to direct the disposition of.  **

   ** Lines 5-11 of pages 2-3 of this Schedule are incorporated herein by reference and show, respectively, the ownership of each reporting person. InveStar Burgeon Venture Capital, Inc. ("InveStar Burgeon") owns 598,927 shares of AltiGen Communications, Inc. ("AltiGen"). InveStar Dayspring Venture Group, Inc. ("InveStar Dayspring") owns 99,821 shares of AltiGen. InveStar Excelsus Venture Capital (Int'l) Inc., LDC ("InveStar Excelsus") owns 99,821 shares of AltiGen. InveStar Burgeon, InveStar Dayspring and InveStar Excelsus are managed by InveStar Capital, Inc. Kenneth Tai and Herbert Chang are the Chairman and President, respectively, of InveStar Capital, Inc. and, as a result, may be deemed to share the power to vote and dispose of the shares held by the InveStar entities. Forefront Venture Partners, L.P. ("Forefront Venture") owns 99,820 shares of AltiGen. Forefront Venture is managed by Forefront Associates. Messrs. Tai and Chang are managing directors of Forefront Associates and, as a result, may be deemed to share the power to vote and dispose of the shares held by Forefront Venture. Each reporting person disclaims beneficial ownership owned by the various funds, except to the extent of his partnership or corporate interest in each of them.

Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable

Item 8.   Identification and Classification of Members of the Group

     Not applicable

Item 9.   Notice of Dissolution of Group

      Not applicable

Item 10.   Certification

      Not applicable

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                      February 10, 2000
                                      --------------------
                                              Date


                                       /s/ Kenneth Tai
                                       ---------------
                                       Kenneth Tai


                                       /s/ Herbert Chang
                                       -----------------
                                       Herbert Chang

                                   EXHIBIT A
                                   ---------

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


          THE UNDERSIGNED PERSONS agree to file with the Securities and Exchange Commission a joint Schedule 13G on behalf of each of the undersigned with respect to their ownership of shares of Common Stock of AltiGen Communications, Inc.



/s/ Kenneth Tai
---------------
Kenneth Tai



/s/ Herbert Chang
-----------------
Herbert Chang